Exhibit 99.1

 JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
December 21, 2015

Dear Shareholders:

You are cordially invited to attend our Annual General Meeting of Shareholders, or the Meeting, which will be held at 9:00 a.m. (Israel time) on Friday, January 15, 2016, at our offices at 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

(1) Re-election or election (as applicable) to the Board of Directors of Jacada, or the Board, of either (i) Mr. Ohad Zuckerman (the nominee recommended by the Board) or (ii) Mr. Jeffrey Smith (a nominee proposed by two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Robert Ashton), to serve as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, and as a Class I director under Jacada’s Articles of Association, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2) Election to the Board of either (i) Mr. Barak Gablinger (the nominee recommended by the Board) or (ii) Mr. Robert Ashton (the nominee of two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Ashton), to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Election to the Board of Mr. Ofer Timor (a nominee recommended by the Board), to serve as an unclassified director under the Articles for a one year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Payment of a $100,000 cash bonus, and the accelerated vesting of options to purchase 100,000 ordinary shares, par value NIS 0.04 of Jacada, or Ordinary Shares, to or for (as appropriate) Mr. Guy Yair, Jacada’s co-CEO.

(5) Grant of options to purchase 30,000 Ordinary Shares to each of (i) the nominees elected to the Board pursuant to each of Proposals (1) and (2), respectively, (ii) Mr. Ofer Timor (assuming that he is elected as a director at the Meeting pursuant to Proposal (3)) and (iii) Ms. Tzvia Broida, a current external director of Jacada, pursuant to Jacada’s 2012 Share Option and Incentive Plan.

(6) Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of Jacada for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2014 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has unanimously approved Proposals 1 through 6 above, and recommends that you vote in favor thereof. In the case of Proposals 1 and 2, the Board unanimously recommends that you vote in favor of the re-election and election of Mr. Ohad Zuckerman and Mr. Barak Gablinger, respectively.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Jacada’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Friday, January 22, 2016 at the same time and place. At such adjourned meeting, if within one half -hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the re-election or election of either nominee to serve as an external director under Proposal 1, and the approval of the compensation payable to Mr. Yair under Proposal 4, also require that either:

•
the majority voted in favor of the re-election or election of that nominee or the payment of the compensation to Mr. Yair (as applicable) includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest (in the case of Proposal 1, other than a personal interest that does not derive from a relationship with a controlling shareholder) in the re-election or election of that nominee or the payment of the compensation (respectively) that are voted at the Meeting, excluding abstentions; or

•
the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against re-election or the election of that nominee or the payment of the compensation to Mr. Yair does not exceed two percent (2%) of the aggregate voting rights in Jacada.

The attached proxy statement further describes the proposals listed above. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope, so as to be received not later than forty-eight (48) hours in advance of the Meeting (unless that requirement is waived by the Chairman of the Meeting in accordance with the Articles). No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting.

If your Ordinary Shares in Jacada are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” all proposals, and, in the case of Proposals 1 and 2, “FOR” the recommended nominees of the Board, Mr. Ohad Zuckerman and Mr. Barak Gablinger, respectively, only. If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the enclosed proxy statement and on the enclosed proxy card.

By Order of the Board, Gideon Hollander Chairman of the Board of Directors

ii

JACADA LTD.
11 Shenkar Street
Herzliya 46725, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Annual General Meeting of Shareholders that was published by the Company on December 11, 2015.  The Meeting will be held at 9:00 a.m. (Israel time) on Friday, January 15, 2016, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card, are being mailed to shareholders on or about December 22, 2015.

You are entitled to vote at the Meeting if you held ordinary shares of our Company, par value 0.04 New Israeli Shekels per share, or ordinary shares, as of the close of business on December 16, 2015, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Voting Procedure” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 9:00 a.m. (Israel time) on Friday, January 15, 2016, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following proposals:

(1) Re-election or election (as applicable) to the Board of either (i) Mr. Ohad Zuckerman (the nominee recommended by the Board) or (ii) Mr. Jeffrey Smith (a nominee proposed by two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Robert Ashton), to serve as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, and as a Class I director under the Company’s Articles of Association, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2) Election to the Board of either (i) Mr. Barak Gablinger (the nominee recommended by the Board) or (ii) Mr. Robert Ashton (the nominee of two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Ashton), to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Election to the Board of Mr. Ofer Timor (a nominee recommended by the Board), to serve as an unclassified director under the Articles for a one year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Payment of a $100,000 cash bonus, and the accelerated vesting of options to purchase 100,000 ordinary shares, to or for (as appropriate) Mr. Guy Yair, the Company’s co-CEO.

(5) Grant of options to purchase 30,000 ordinary shares to each of (i) the nominees elected to the Board pursuant to each of Proposals 1 and 2, respectively, (ii) Mr. Ofer Timor (assuming that he is elected as a director at the Meeting pursuant to Proposal 3) and (iii) Ms. Tzvia Broida, a current external director of the Company, pursuant to the Company’s 2012 Share Option and Incentive Plan.

(6) Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will also be presented to the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

The Board has unanimously approved Proposals 1 through 6 and recommends that you vote in favor thereof. In the case of Proposals 1 and 2, the Board unanimously recommends that you vote in favor of the re-election and election of Mr. Ohad Zuckerman and Mr. Barak Gablinger, respectively.

Voting Procedure

Only holders of record of our ordinary shares as of the close of business on December 16, 2015 are entitled to vote in person or by proxy at the Meeting.  As of December 16, 2015, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,185,258 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

•
Voting in Person.  If your ordinary shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  The Chairman of the Meeting may waive that deadline in his discretion (as permitted under the Articles). If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR all proposals (including, in the case of Proposals 1 and 2, FOR the re-election and election of the nominees recommended by the Board, Mr. Ohad Zuckerman and Mr. Barak Gablinger, respectively, only).

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions will be counted towards the quorum.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

The approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of each of Proposal 1 (election to the Board of either Mr. Ohad Zuckerman (the nominee recommended by the Board) or Mr. Jeffrey Smith to serve a three-year term as an external director under the Companies Law) and Proposal 4 (payment of a cash bonus, and the accelerated vesting of options, to or for Mr. Guy Yair, our co-CEO) also requires that either of the following conditions be met: (i) the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a personal interest in the approval of the proposal (in the case of Proposal 1, other than a personal interest that does not derive from a relationship with a controlling shareholder) and who vote on the proposal (not including abstentions) or (ii) the total number of votes of such non-controlling, disinterested shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

With respect to the approval of Proposals 1 and 4, the Companies Law requires that each shareholder voting on those proposals indicate whether or not the shareholder has a personal interest in the approval of the proposals.  Otherwise, the shareholder will not be deemed a disinterested shareholder and, accordingly, his, her or its vote will not count towards the special majority required for the approval of the proposals.

Under the Companies Law, a “personal interest” of a shareholder includes any personal interest possessed by the shareholder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the shareholder owns 5% or more of the share capital, is a director or general manager (that is, the chief executive officer) or in which he or she has the right to appoint at least one director or the general manager.

A personal interest furthermore includes the personal interest of a person for whom the shareholder holds a voting proxy or the interest of the shareholder with respect to his or her vote on behalf of the person for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. A personal interest excludes, however, an interest arising solely from the ownership of shares (although, as indicated in the preceding paragraph, any controlling shareholder of the Company will anyway be excluded in determining whether the special majority required for approval of this proposal has been met).

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For purposes of Proposal 4, a shareholder is furthermore deemed to be a controlling shareholder if he, she or it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

Since it is highly unlikely that any of our public shareholders has a personal interest in the approval of Proposals 1 or 4 and in order to avoid confusion in the voting and tabulation process, any shareholder who returns a signed proxy card will be deemed to be confirming that he, she or it has no personal interest with respect to the subject matter of either such proposal.  If you possess a personal interest and wish to vote “For” or “Against” either such proposal, you should indicate as such in the space on the enclosed proxy card and should also contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Office Holder Compensation in 2014

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, please see Item 6. B of our annual report on Form 20-F with respect to the year ended December 31, 2014, filed with the Securities and Exchange Commission, or SEC, on April 30, 2015, and accessible through the SEC’s website, www.sec.gov, which information is incorporated by reference herein.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table and related footnotes set forth certain information as of December 16, 2015 (unless otherwise indicated below), the record date for the Meeting, regarding the beneficial ownership of our ordinary shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of 5% or more of the outstanding ordinary shares, who are referred to below as significant shareholders. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). The percentages reflected below are based on 4,185,258 issued and outstanding ordinary shares (excluding 1,111,796 ordinary shares held by the Company as treasury shares) as of December 16, 2015, except where indicated that information is based on a Schedule 13G or 13D (or an amendment thereto), in which case the percentage is based solely on the information appearing in the relevant filing as of the date of such filing. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is c/o Jacada Ltd., 11 Shenkar Street, Herzliya 46725, Israel.

Name of Beneficial Owner	Number of Shares Owned		Percentage of Outstanding Shares
Directors and Executive Officers
Yossie Hollander (1), Director	541,003		12.9%
Gideon Hollander (2), Co-Chief Executive Officer and Chairman of the Board of Directors	422,497		10.0%
Ohad Zuckerman, External Director	27,500	(3)	*
Avner Atsmon (4), External Director	27,500	(3)	*
Tzvia Broida, External Director	3,906		*
Guy Yair Co-Chief Executive Officer	106,250	(3)	2.5%
Caroline Cronin, Chief Financial Officer	13,000	(3)	*
Significant Shareholders
New Resources (5)	230,000	5.5%
Gunar Anstalt (6)	223,750	5.4%
Lloyd I. Miller, III (7)	992,548	23.7%
Robert B. Ashton (8)	526,157	12.6%
   * Represents less than one percent (1%).

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Yossie Hollander.  Consists of 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 391,247 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

(3)	These ordinary shares consist of shares issuable upon exercise of options vested currently or within 60 days of December 16, 2015.
(4)	Mr. Atsmon’s term as an external director will expire at the Meeting.
(5)
Based on a Schedule 13G filed with the SEC on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(6)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(7)
Based on Amendment No. 2 to Schedule 13G filed by Mr. Lloyd with the SEC on August 29, 2014. We make no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401.

(8)
Based on Amendment No. 2 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on December 14, 2015.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

PROPOSAL 1:
REELECTION/ELECTION OF EXTERNAL DIRECTOR AS CLASS I DIRECTOR

Background

In accordance with the terms of the Articles, our Board is divided into three classes, the members of each of which serve for a three year term and are elected on a staggered basis. In addition, our Articles provide for a fourth type of membership, which is unclassified, and whose member is elected on an annual basis. The classes of directorship, and the schedule for expiration of their respective terms of office, are summarized as follows:

•	Class I Directors— term expires at the Meeting (to be held in January 2016);

•	Class II Directors— term expires at the annual meeting of shareholders to be held later in 2016;

•	Class III Directors—term expires at the annual meeting of shareholders to be held in 2017; and

•	Unclassified director(s)— term expires after one year, at each annual meeting of shareholders.

The current composition of our Board is as follows: our Class I Directors are Avner Atsmon and Ohad Zuckerman; our Class II Director is Tzvia Broida; and our Class III Directors are Gideon Hollander and Yossie Hollander.  We do not currently have an unclassified director whose term expires annually.

As indicated above, the three-year term of office of our Class I Directors (Messrs. Ohad Zuckerman and Avner Atsmon) expires at the Meeting.

In considering the identity of the nominees for election as directors at the Meeting, our Board sought to introduce new individuals with relevant experience in our Company’s industry (or related industries) who could maximize their contributions and insight towards the management of the Company.  Our Board also noted that the Board currently includes three external directors serving pursuant to the terms of the Companies Law—Messrs. Zuckerman and Atsmon, and Ms. Broida—  whereas under the Companies Law, we are only required to maintain two external directors. In order to achieve its goal of maximizing new, experienced Board candidates for election at the Meeting, our Board determined (i) to reduce the number of our external directors from three to two, thereby enabling the nomination of a new, highly qualified non-external Class I Director (to serve alongside an existing external Class I Director, who would be nominated once again), and (ii) to fill the currently unused unclassified director seat on our Board with a new, experienced nominee.  Accordingly, after due consideration and debate, our Board has unanimously decided to make the following nominations, and unanimously recommends the election of the following candidates to fill the following seats on the Board (pursuant to the following numbered proposals): (a) nomination of Mr. Ohad Zuckerman for re-election as an external director and a Class I Director for a three-year term, as our second required external director under the Companies Law (alongside Ms. Broida), pursuant to Proposal 1; (b) nomination of Mr. Barak Gablinger for election as a second Class I Director (as a non-external director) for a three-year term, pursuant to Proposal 2; and (c) nomination of Mr. Ofer Timor  for election as an unclassified director for a one year term, until our next annual general meeting of shareholders.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees under this Proposal 1 (the Board’s recommended nominee, Mr. Zuckerman, as well as the nominee of two affiliated shareholders, who is described below) has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Each such nominee has furthermore provided an additional declaration as to his qualification as an external director under the Companies Law. Copies of the declarations of the director nominees are available for inspection at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

We intend to compensate the nominee who is elected pursuant to this Proposal 1 within the range provided in the Companies Law regulations governing the compensation of external directors, or the External Director Compensation Regulations, with regard to cash compensation (as we currently compensate our other external director, Ms. Broida). We also plan to grant options to purchase ordinary shares to the elected external director nominee pursuant to Proposal 5, as permitted under the External Director Compensation Regulations.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against the Board’s recommended nominee under Proposal 1, and in favor of the nominee proposed by two affiliated shareholders, as described below) will be voted for the re-election of Mr. Ohad Zuckerman as a Class I Director and external director for a three year term, until the third annual general meeting of shareholders following the Meeting. If elected, Mr. Zuckerman shall hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The biographical information for Mr. Zuckerman, who is the external director/ Class I Director nominee recommended by the Board under Proposal 1, as well as for other continuing directors of the Company who are not subject to re-election at the Meeting, are as follows (biographical information for nominees recommended by the Board under Proposals 2 and 3 can be found below in this Proxy Statement in the descriptions of those proposals):

Proposed External Director/ Class I Director Recommended by the Board

Ohad Zuckerman has served as a director since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Continuing Directors Not Subject to Reelection at the Meeting

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the Chairman of our Board of Directors since January 2011 (which service will cease under the Companies Law following the Meeting) and our co-Chief Executive Officer since August 2011, whereby he actively participates in the day to day operations of the Company.  He had also earlier served as our Chairman of the Board of Directors from January 2008 to August 2011 and as our Chief Executive Officer from 1990 to December 2007. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Yossie Hollander has been a director of our Company since 1990 and was the Chairman of our Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Tzvia Broida joined us as an external director in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

External Director/ Class I Director Nominated by Two Affiliated Shareholders

Two affiliated shareholders of the Company—  Kinetic and Mr. Robert Ashton— have requested, pursuant to the Companies Law and the regulations promulgated thereunder, that we include the election of their nominee to serve as an external director and Class I Director —Mr. Jeffrey Smith—in the agenda and proxy materials with  respect to the Meeting.  The following is the biographical information concerning that nominee that was prepared on the basis of information provided to us by Kinetic and Mr. Ashton. The information has not been verified by us, and we provide no assurance as to the accuracy or completeness of such information.

Jeffrey Smith has served, since 2000, as managing partner of NextBoston LLC, a consulting/investment firm that advises technology clients. Since 2012, Mr. Smith has also served as an investor, director and interim CEO of Cyrus Innovation, which supports customers in developing Agile software. From 2010 to 2012, Mr. Smith served as CEO of Flight Landata (now NASDAQ: KEYW), a privately-held defense contractor specializing in airborne high resolution digital imaging systems and services. From 2006 to 2008, he was the Chief Restructuring Officer for Gensym (NASDAQ: GNSM), a provider of rule-engine and AI software/services. Mr. Smith received an AB in Economics from Brown University in 1981.

Proposed Resolutions for Proposal 1

        It is proposed that at the Meeting EITHER of the following resolutions be adopted:

(a) “RESOLVED, that Mr. Ohad Zuckerman be, and hereby is, re-elected to serve as an external director under the Companies Law and a Class I Director under the Company’s Articles for an additional term of three years, until the third annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

(b) “RESOLVED, that Mr. Jeffrey Smith be, and hereby is, elected to serve as an external director under the Companies Law and a Class I Director under the Company’s Articles for a term of three years, until the third annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above in this Proxy Statement (under “Vote Required for Approval of the Proposals”), the re-election or election (as applicable) of Mr. Ohad Zuckerman (the nominee recommended by the Board) or Mr. Jeffrey Smith requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election. Furthermore, under the Companies Law, the election of either such nominee requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on his election; or (ii) the total votes cast in opposition to the election of that nominee by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in the election of either nominee, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our public shareholders has a personal interest in the election of either such nominee, and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the election of either such nominee.  If you believe that you, or a related party of yours, possesses a personal interest in the election of either such nominee and you wish to participate in the election of that nominee pursuant to this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote for this proposal.  If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the election of either such nominee, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Recommendation

The Board unanimously recommends to the Company’s shareholders to vote in favor of the re-election of Mr. Ohad Zuckerman as the external director who will serve as a Class I Director of the Company.

PROPOSAL 2: ELECTION OF SECOND (NON-EXTERNAL) CLASS I DIRECTOR

Background

As described in the “Background” to Proposal 1, our Board has determined to reduce the number of external directors serving on the Board from three to two, which is the minimum number that is statutorily required under the Companies Law. In turn, the Board has nominated a new candidate— Mr. Barak Gablinger— as the second nominee for election as a Class I Director, who will not serve as an external director upon election. The Board believes that Mr. Gablinger possesses important experience in our industry and can provide fresh insight as a new member of the Board. Mr. Avner Atsmon, who has served alongside Mr. Ohad Zuckerman as an external director and Class I Director until the current time, will complete his service at the Meeting.

Each of the proposed nominees under this Proposal 2 (the Board’s recommended nominee, Mr. Gablinger, as well as the nominee of two affiliated shareholders, who is described below) has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Each such nominee has furthermore provided an additional declaration as to his qualification as an external director under the Companies Law. Copies of the declarations of the director nominees are available for inspection at the Company’s offices.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against the Board’s recommended nominee under Proposal 2, and in favor of the nominee proposed by two affiliated shareholders, as described below) will be voted for the election of Mr. Barak Gablinger as a Class I (non- external) Director for a three year term, until the third annual general meeting of shareholders following the Meeting. If elected, Mr. Gablinger shall hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

Biographical information for Mr. Gablinger is as follows:

Barak Gablinger has served, from April 2010 to the present time, as the Vice President, Customer Delivery, at K2 View, an Israeli company, where he has led implementations of Data Migration projects and has been responsible for managing the product and program management. Prior to that, from November 2005 to April 2010, Mr. Gablinger served as the Director of Program Management at NICE Systems (NASDAQ: NICE) in Israel, where, among other responsibilities, he was responsible for the release process within the product division. From August 2001 to October 2005, he served as a Senior Product Manager at Amdocs (NASDAQ GS: DOX) in Champaign, Illinois, and, prior to that time, from August 1996 to August 2001 served as a Group Leader at Amdocs in Israel, where he was responsible for all software development activities in his group. Mr. Gablinger earned a Bachelor of Science in Physics and a Master of Science in Applied Physics, each from Tel Aviv University.

Second (Non-External) Class I Director Nominated by Two Affiliated Shareholders

Kinetic and Mr. Robert Ashton have requested, pursuant to the Companies Law and the regulations promulgated thereunder, that we include the election of Mr. Ashton as their nominee to serve as the second (non-external) Class I Director in the agenda and proxy materials for the Meeting.  The following is the biographical information concerning Mr. Ashton that was prepared on the basis of information provided to us by Kinetic and Mr. Ashton. The information has not been verified by us, and we provide no assurance as to the accuracy or completeness of such information.

Robert Ashton has served as the Portfolio Manager at Kinetic, which invests (via long positions only) in the equity of microcap public companies, since 2012. From 2010 to 2012, Mr. Ashton was the Equity Manager at Sophrosyne Capital, which invested, via long and short positions, in the equity of publicly traded technology companies. From 2008 to 2010, he served as the Portfolio Manager at KVO Capital, which invested (via long positions only) in the equity of publicly traded technology companies. Prior to that time, from 2005 to 2007, Mr. Ashton was a director, then CEO, at Gensym Corporation, which sold enterprise software to run complex processes. From 2000 to 2011, Mr. Ashton served as an outside investor and director of Segnet Technologies, a New Hampshire-based provider of fiber to wireless companies and enterprise customers. He also invested as a private investor in public and private technology companies from 1996 to 2007. Mr. Ashton received a B.S. in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Proposed Resolutions for Proposal 2

It is proposed that at the Meeting EITHER of the following resolutions be adopted:

(a) “RESOLVED, that Mr. Barak Gablinger be, and hereby is, elected to serve as a Class I Director under the Company’s Articles for a term of three years, until the third annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

(b) “RESOLVED, that Mr. Robert Ashton be, and hereby is, elected to serve as a Class I Director under the Company’s Articles for a term of three years, until the third annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the election of Mr. Barak Gablinger (the nominee recommended by the Board) or Mr. Robert Ashton requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election.

Recommendation

The Board unanimously recommends to the Company’s shareholders to vote in favor of the election of Mr. Barak Gablinger as the second Class I Director of the Company.

PROPOSAL 3:
ELECTION OF UNCLASSIFIED DIRECTOR FOR ONE-YEAR TERM

Background

As described in the “Background” to Proposal 1, in considering the identity of the nominees for election as directors at the Meeting, our Board sought to introduce individuals with relevant experience in our Company’s industry (or related industries) who could maximize their contributions and insight towards the management of the Company.  The Board determined that in addition to adding Mr. Barak Gablinger (the Board’s nominee under Proposal 2) as a second Class I Director, the Company would benefit from the addition of another director with significant experience in our industry and great familiarity with our Company. The Board believes that Mr. Ofer Timor, our former President, has much to contribute towards the management of our Company, and, accordingly, has nominated him for election as an unclassified director under our Articles, pursuant to which he will serve a one year term, until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

Mr. Timor has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board, having detailed his qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  A copy of that declaration is available for inspection at the Company’s offices.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Mr. Ofer Timor) will be voted for the election of Mr. Ofer Timor as an unclassified director who under the Articles, who will serve for a one-year term, until the next annual general meeting of shareholders following the Meeting. If elected, Mr. Timor will hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

Ofer Timor is one of the founders of Inimiti Capital Partners, a venture capital fund that focuses upon investments in software platforms and services in the New Media space (Internet, Mobile and anything in between).  Prior to co-founding lnimiti, Mr. Timor co-founded and managed Delta Ventures, a seed and early stage Israeli fund. He had an active role in building portfolio companies from the ground up and assisting in more advanced stages by serving as a member of their boards. Before Delta, Mr. Timor served as President of our Company during the mid-1990's, helping to bring the Company from the startup stage to maturity. Mr. Timor was also a board member of Borderfree Inc. (NASDAQ: BRDR), which was sold to Pitney Bowes Inc. (NASDAQ: PBI) in 2015, and a board member of ClickFox, Inc. Mr. Timor was a fighter pilot in the Israeli Air Forces. He holds a BSA in Economics and a BA in Business Administration from Haifa University.

Proposed Resolution for Proposal 3

It is proposed that at the Meeting the following resolution be adopted pursuant to Proposal 3:

“RESOLVED, that Mr. Ofer Timor be, and hereby is, elected to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the election of Mr. Ofer Timor requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election.

Recommendation

The Board unanimously recommends to the Company’s shareholders to vote in favor of the election of Mr. Ofer Timor as an unclassified director under the Articles of the Company.

PROPOSAL 4
PAYMENT OF CASH BONUS AND ACCELERATION OF OPTION VESTING FOR CO-CEO

Background

Our co-Chief Executive Officer, or co-CEO, Mr. Guy Yair, has served in that position since August 2012, when he was promoted from his role as Senior Vice President and General Manager, EMEA and APAC, which he served at since he joined our Company in June 2011.

The wholly-independent compensation committee of the Board, or the Compensation Committee, followed by the Board considered a proposed $100,000 cash bonus for Mr. Yair, payable in two equal installments (January 1 and July 1, 2016), which we refer to as the stay bonus, along with proposed acceleration of vesting of options to purchase 100,000 ordinary shares previously granted to Mr. Yair that have not yet vested.  The stay bonus is intended to incentivize Mr. Yair to remain at our U.S. headquarters through June 30, 2017, where he has a critical role in managing our day-to-day operations in the U.S. (as opposed to returning to Israel, where he worked previously for our Company). The options acceleration is intended to reward Mr. Yair for the work he has already performed as our co-CEO, as well as to keep him properly incentivized for future work as our co-CEO.

Each of the Compensation Committee and the Board discussed the proposed compensatory measures, which require the approval of each of those corporate bodies, as well of our shareholders, under the Companies Law, as is generally the case for any compensatory payments to a chief executive officer.  Each of the Committee and the Board examined the proposed compensatory measures in the context of our Compensation Policy, which was approved by our shareholders at our annual general meeting of shareholders in December 2013 (and is attached as Appendix A to our proxy statement for that meeting, which was appended to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 27, 2013). In doing so, each of the Compensation Committee and the Board acknowledged that neither of the proposed compensatory measures is provided for under the Compensation Policy. Nevertheless, they each approved the proposed compensatory measures as an exceptional matter, after considering numerous factors.

In the case of the stay bonus, each of the Compensation Committee and the Board considered the following factors:

•	the co-CEO’s roles at our Company;
•	the co-CEO’s important contribution to our Company’s results;
•	the importance of the co-CEO’s staying at the Company’s U.S. headquarters for at least an additional year;
•	the co-CEO’s current and previous compensation packages; and
•	the ratio between the co-CEO’s compensation and the average and median cost of compensation for the Company’s other employees.

Following their respective discussions, each of the Compensation Committee and the Board approved the compensatory measures, subject, in the case of the stay bonus, to our execution of an agreement with Mr. Yair prior to payment of the bonus that requires that, in the event that his employment with the Company terminates or expires for any reason prior to June 30, 2017, he will be obligated to repay the stay bonus to the Company, and the Company may deduct such amounts from any payments due to Mr. Yair, subject to the restrictions of applicable law.

The factors based upon which the Compensation Committee and the Board approved the accelerated vesting of the options included the following:

•	management’s (other than Mr. Yair’s) assessment that he has performed work already meriting the vesting of the options;
•	the Company’s need to properly motivate Mr. Yair to remain at the Company and to continue to execute the Company’s business plan in keeping with the Company’s long-term goals; and
•	the risk to the Company of losing the services of Mr. Yair in the event that he is not properly compensated.

For the reasons described above, our wholly-independent Compensation Committee and our Board have determined that it is in the best interest of our Company and our shareholders to pay the stay bonus as proposed and to approve the accelerated vesting of Mr. Yair’s options to purchase 100,000 ordinary shares.

Each of the Compensation Committee and the Board believes that the compensatory measures for Mr. Yair are fair and reasonable considering Jacada’s complex business and global operations and Mr. Yair’s major role in our performance.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the payment of a $100,000 stay bonus to, and the accelerated vesting of 100,000 currently unvested options held by, our co-Chief Executive Officer, Mr. Guy Yair, subject to the potential repayment terms thereof (in the case of the stay bonus), as described in Proposal 4 of the Proxy Statement, dated December 21, 2015, with respect to the Meeting, be, and hereby are, approved in all respects”.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the compensatory measures for our co-CEO, Mr. Guy Yair, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on this proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the foregoing compensatory measures for Mr. Yair.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will advise you as to how to submit your vote for this proposal.  If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the payment of the stay bonus to, and accelerated vesting of options held by, our co-CEO.

PROPOSAL 5
GRANT OF OPTIONS TO CURRENT AND PROSPECTIVE DIRECTORS

Background

We compensate our external directors and other non-employee directors (who together constitute all of our directors except for Gideon Hollander, our co-Chief Executive Officer) for their service to our Company via the payment of cash fees on an annual and per-meeting basis, in amounts that are consistent with the External Director Compensation Regulations. In order to attract and retain non-employee directors possessing the requisite knowledge, experience and management skills commensurate with their status as Board members of a public company with our global operations, and to incentivize them towards the success of our Company, it is also customary and desirable that we grant equity compensation to them as well. The External Director Compensation Regulations permit us to grant equity compensation to our external directors so long as we do so evenly among them, and provided that we include at least two “other directors” (as defined in the External Director Compensation Regulations) in any such equity grant. While ordinarily we are not permitted to grant any type of new compensation to an external director in the middle of his or her term, we are permitted to do so when we are simultaneously electing or re-electing an external director.

Given the prospective re-election or election of an external director pursuant to Proposal 1, we are permitted to grant equity compensation to (i) that external director (subject to, and upon, re-election or election to our Board at the Meeting), along with (ii) our continuing external director, so long as we include two other directors in the grant.

Our Compensation Committee and Board have approved, and we are proposing to our shareholders at the Meeting, the grant of options to purchase 30,000 ordinary shares, to each of (a) the nominee who is re-elected or elected as an external director and Class I Director pursuant to Proposal 1 (consisting of either Mr. Ohad Zuckerman or Mr. Jeffrey Smith); (b) Ms. Tzvia Broida, our continuing external director; (c) the nominee elected as the second Class I Director pursuant to Proposal 2 (consisting of either Mr. Barak Gablinger or Mr. Robert Ashton) and (d) Mr. Ofer Timor (assuming that he is elected pursuant to Proposal 3 above).

The proposed options to be granted to each of the above directors and/or prospective directors will be subject to the following terms: (i) vesting period of four years, with 25% of the options vesting one year following the vesting commencement date, and, thereafter, 6.25% of the options vesting on a quarterly basis at the end of each quarter; (ii) the effective grant date of the options shall be the date of the Board meeting approving the grant of the options; (iii) the vesting commencement date for the options shall be the last day of the quarter during which the Board approves the grant; and (iv) the exercise price per share shall be the fair market value of the ordinary shares on the effective grant date (as determined under our 2012 Share Option and Incentive Plan, or the 2012 Plan). Notwithstanding the above, the options shall become fully vested if the Company is consolidated with or acquired by another entity in a merger (which includes change of control) or if the Company sells all or substantially all of the Company’s assets.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares to each of: (a) the nominee who is re-elected or elected as an external director and Class I Director pursuant to Proposal 1 (consisting of either Mr. Ohad Zuckerman or Mr. Jeffrey Smith); (b) Ms. Tzvia Broida, our continuing external director; (c) the nominee elected as the second Class I Director pursuant to Proposal 2 (consisting of either Mr. Barak Gablinger or Mr. Robert Ashton) and (d) Mr. Ofer Timor (assuming that he is elected pursuant to Proposal 3 above), subject to the option terms described in Proposal 5 of the Proxy Statement, dated December 21, 2015, with respect to the Meeting, be, and hereby are, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the proposed option grant to the current and prospective directors of our Company  requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to Proposal 5.

Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the option grants to our current and prospective directors.

PROPOSAL 6: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR
ANNUAL REMUNERATION

Background

In November 2014, Kost, Forer, Gabbay and Kasierer, a member of EY Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2014, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the audit committee of the Board, or the Audit Committee, has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders (that is, the next annual shareholder meeting that will follow the Meeting).  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Fees Paid to Independent Auditors in Last Two Fiscal Years

The following captions and tables sets forth, for the years ended December 31, 2013 and 2014, the fees billed to us and our subsidiaries by Kost Forer, our independent auditors with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for the audit of our financial statements in 2013 and 2014 appear in the table below:

2013	$75,000
2014	$70,000

Tax Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for tax compliance, tax advice and tax planning in 2013 and 2014 appear in the table below. Such fees related to the preparation of tax returns.

2013	$61,000
2014	$84,000

Proposed Resolutions for Proposal 6

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders (following the present meeting), such re-appointment having been previously approved by the Audit Committee and the Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote for Proposal 6

The approval of Proposal 6 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal.  Ordinary shares present at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Recommendation

The Board unanimously recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. A copy of the Company’s Annual Report on Form 20-F covering the 2014 year, or the 2014 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2014 contained therein), is being made available to shareholders through the Securities and Exchange Commission website. Alternatively, you may request a printed copy of the 2014 Form 20-F by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

OTHER MATTERS

The Board does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders that was published by the Company and in this Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors, Gideon Hollander Chairman of the Board of Directors December 21, 2015